

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

September 2, 2015

Via E-mail
Eric Duenwald
President and Principal Executive Officer
RFS Holding, L.L.C.
777 Long Ridge Road
Stamford, CT 06902

Re: RFS Holding, L.L.C.
Registration Statement on Form SF-3
Filed August 6, 2015
File No. 333-206176

Dear Mr. Duenwald:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. References to the "related prospectus," "applicable prospectus" and other similar language should be removed and replaced with actual disclosure about the notes being

offered under the prospectus or cross references to the appropriate disclosure elsewhere in the form of prospectus. Refer to General Instruction IV of Form SF-3.

The Sponsor – Credit Risk Retention, page 50

3. We note that you intend to satisfy the risk requirements by maintaining a seller's interest that "when <u>combined</u> with funds on deposit in the excess funding account, will equal not less than five percent…" (emphasis added). Please clarify whether you intend to use the funds in deposit in the excess funding account to reduce the amount of the required seller's interest in accordance with Rule 5(c)(2) of Regulation RR.

4. We note that the required seller's interest will be held through your holding of the "required Free Equity Amount," which is described under "The Trust – Capitalization of Trust; Minimum Free Equity Amount." We also note your statement on page 57 in that section that you are required to maintain a minimum Free Equity Amount at least equal to the Minimum Free Equity Amount, which is defined in the glossary on page 152 as "the product of (a) the highest Required Transferor Percentage specified in the prospectus for any series, multiplied by (b) the Aggregate Principal Receivables. The Required Retained Transferor Percentage for your series will be 0%." For purposes of the risk retention requirements, please revise to clarify what you mean by "the required Free Equity Amount" and how that is different from the Minimum Free Equity Amount.

The Trust Portfolio – Representations and Warranties of the Sellers, page 86

5. Please identify which of the representations and warranties made by the sellers to the depositor will be assigned by the depositor to the trustee for the benefit of the noteholders.

Addition of Trust Assets, page 88

6. We note that additional accounts may be added to the trust, including accounts acquired from third-party financial institutions. Please add bracketed language in the form of the prospectus to indicate that, where applicable, you will disclose the underwriting criteria for accounts that are originated by an originator other than Synchrony Bank.

Delinquency and Loss Experience, page 91

7. We note that accounts designated for the trust portfolio may include credit receivables that are delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. See General Instruction I.B.1(e) of Form SF-3.

Review of Pool Asset Disclosure, page 97

8. We note your statement that a third party assisted in elements of the review. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider for any offering that you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

Asset Representations Review – Delinquency Trigger, page 99

9. We note that the delinquency trigger for any payment date and the related preceding monthly period will be the lowest delinquency trigger as specified in the prospectus for any series. Please explain what this would mean for investors. Consider providing an example if that would aid in understanding.

Asset Representations Review – Asset Review Voting, page 100

10. Please revise your disclosure to state that, when a vote has been initiated, investors will be notified via a timely Form 10-D filing.

Fees and Expenses for Asset Review, page 100

11. We note that you have partially bracketed the paragraph describing the fees and expenses for the asset review here and in the prospectus summary on page 14. Please clarify whether the review expenses will ever be paid by another party other than Synchrony.

Asset Representations Review – Asset Review, page 101

12. Please revise to clarify that the asset representations reviewer will review for compliance with the representations and warranties for both the accounts and receivables.

13. We note your disclosure indicating that either the reviewer will have discretion over the review procedures or that the reviewer will perform the review in accordance with any procedures as agreed to by the parties in the asset representations review agreement. We also note that the asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement. Please confirm that such procedures and duties will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty. General Instruction I.B.1(b) of Form SF-3 states, in part, that the "asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties."

14. We note your disclosure that "under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [●] day after the Review Trigger Date." While the review is required to be promptly completed, it is unclear whether you have provided the reviewer with adequate time to complete the review of all Subject Receivables. Please revise to include a specific number of days, or range of number of days, that the reviewer has to complete the review. Please tell us if there is a mechanism in place for the asset representations reviewer to extend, if necessary, its review beyond your disclosed specified date.

Asset Representations Review – The Asset Representations Reviewer, page 101

15. We note that you have bracketed language indicating that you will insert a description of any indemnification provisions that entitle the asset representations reviewer to be indemnified. Please confirm that such indemnification will not be required to be paid by investors initiating a vote of the noteholders to determine whether the asset representations reviewer will conduct a review or by investors voting in favor of directing a review by the asset representations reviewer.

Dispute Resolution Procedures, page 102

16. We note that only the issuing entity may request that the depositor repurchase a receivable and only the issuing entity or the indenture trustee may refer the matter to either arbitration or mediation. Please tell us how investors will be able to demand repurchases and utilize the dispute resolution provision.

17. We note your disclosure that "any mediation and arbitration … will be subject to certain confidentiality restrictions…" Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

18. Please describe the conditions set forth in the transaction documents which would restrict an investor's ability to join an existing mediation or arbitration and explain why such restrictions are appropriate.

Description of the Notes – Funding Period, page 107

19. We note that you contemplate a prefunding account to purchase additional receivables. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that the portion of the proceeds from the prefunding account will not

involve in excess of 25% of the aggregate principal balance of the total asset pool whose cash flows support the securities.

Global Notes, page 108

20. We note your statement that "[w]e obtained the information in this section concerning DTC, Clearstream and Euroclear and their respective global note systems from sources that we believe to be reliable, but we have not independently verified the accuracy of this information." This statement seems to act as a disclaimer of the accuracy of required information. A disclaimer of liability for material information provided by the depositor or underwriters or any of their affiliates is not appropriate. Please delete the disclaimer here, and delete any other similar disclaimers in the prospectus.

Credit Enhancement, page 128

21. We note your bracketed disclosure regarding various forms of credit enhancement. Please confirm that you will file a post-effective amendment to the registration statement to add information about new structural features or credit enhancements that were not described as contemplated in the prospectus of an effective registration statement. Refer to Securities Act Rule 430D(d)(2).

[Derivative Agreement], page 129

22. We note here and on page 9 of the prospectus summary that the notes may benefit from credit enhancement in the form of a guaranteed investment contract. Please revise to include a clear discussion of the manner in which the guaranteed investment contract is designed to affect or ensure timely payment of the asset-backed securities. Please confirm that the primary purpose of such a guaranteed investment contract is not to provide credit enhancement related to the pool assets or the asset-backed securities and that payment on the asset-backed securities is based primarily by reference to the performance of the receivables or other financial assets in the asset pool.

Investor Communications, page 140

23. We note your bracketed disclosure on page 141 that the depositor will pay any costs associated with including investors' requests to communicate on the Form 10-D. Please either remove the brackets from that sentence or provide alternative bracketed disclosure about the source of the payment for any expenses incurred with including investors' requests to communicate on a Form 10-D.

Part II – Item 15. Undertakings

24. Please revise your reference to Item 512(a)(6)(iii) of Regulation S-K so that it states that the portion of any other free writing prospectus relating to the offering containing

material information about the undersigned registrant or its securities provided by or on behalf <u>of</u> the undersigned registrant.

<u>Exhibits</u>

25. Please file your required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K and the underlying transaction agreements, with your next amendment. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Julie Gillespie, Mayer Brown LLP